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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                             No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: May 12, 2004
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

ALLSTREAM SHAREHOLDERS APPROVE MTS TRANSACTION

Deposit Deadline to Submit Letters of Transmittal Extended to May 27, 2004

TORONTO, May 12, 2004 — Allstream Inc. (TSX:ALR.A; ALR.B; NASDAQ: ALLSA; ALLSB) ("the Company" or "Allstream") announced today that its shareholders overwhelmingly approved the acquisition of the outstanding shares of the Company by Manitoba Telecom Services Inc. ("MTS") at its Annual and Special Meeting of Shareholders held this morning. Over 99.7% of the votes cast by Allstream shareholders were in favour of the arrangement transaction involving Allstream and MTS (the "Arrangement"). Under the terms of the Arrangement, Allstream shareholders will receive on closing $23 in cash and 1.0909 MTS shares for each share of Allstream. The Arrangement is subject to obtaining a final order of the Ontario Superior Court of Justice.

Purdy Crawford, Chairman of the Board of Allstream, said, "Our shareholders have demonstrated their clear support for a transaction that provides them with value now and the opportunity to participate in the success of a larger and stronger company going forward."

The Arrangement transaction will create a new and significant national telecommunications company upon closing. MTS and Allstream will continue to operate under their own brands. The new organization will be structured in two business segments. MTS will oversee operations in the province of Manitoba while Allstream will oversee the new company's national enterprise business.

John McLennan, Vice Chairman and Chief Executive Officer, noted, "One of our primary goals has been the creation of value for our shareholders. We have delivered on that promise in a number of ways since emerging from our restructuring process more than a year ago. The transaction approved today will, upon completion, further deliver on that promise by strengthening our position as a leading communication solutions provider."

The Arrangement transaction is expected to close some time in early June, subject to the receipt of the final order of the Ontario Superior Court of Justice and regulatory approvals under the Competition Act in Canada and by the Federal Communications Commission in the United States. The shares of Allstream will continue to be traded on the TSX and through NASDAQ until the Arrangement transaction closes.

MTS and Allstream also announced today that the deposit date for holders of Allstream's Class A Voting and Class B Limited Voting Shares to submit completed letters of transmittal and Allstream share certificates for exchange with MTS shares and cash has been extended to May 27, 2004 from the initial deposit date of May 14, 2004. The deposit deadline has been extended in accordance with the plan of arrangement in order to provide Allstream shareholders with additional time to deposit their letters of transmittal.

Allstream shareholders should complete the letter of transmittal and deliver it with share certificates to CIBC Mellon Trust Company by 5:00 p.m. (Toronto time) on May 27, 2004, in accordance with the instructions contained in the letter of transmittal. Failure to deliver a duly completed letter of transmittal by such time (or the delivery of a letter of transmittal which does not contain a declaration of Canadian residency), will result in the disentitlement to receive common shares of MTS upon the consummation of the transaction. Shareholders who have already deposited completed letters of transmittal share certificates do not need to re-submit.

In accordance with provisions of the Arrangement Agreement, Allstream shareholders voted to terminate Allstream's Rights Plan, which will terminate and expire immediately before the Arrangement becomes effective.

At the Meeting, Allstream shareholders also elected as directors those persons who were nominated, and re-appointed KPMG, LLP as auditors of the Company.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Focused on the Business market, Allstream collaborates with customers to create tailored solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive communication solutions provider in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B and the NASDAQ National Market system under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

Note to Allstream Investors
This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated April 8, 2004, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

For additional information, please contact:

Media:
May Chong, Allstream
416-345-2342, may.chong@allstream.com

Investors and Analysts:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

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SIGNATURES